National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(407) 265-7348

October 8, 2010

Via EDGAR and FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Tom Kluck
Erin Martin

Re:	National Retail Properties, Inc.
Form 10-K for the year ended 12/31/2009
Filed on 2/25/2010
Proxy Statement on Schedule 14A
Filed on 3/31/2010
File No. 001-11290

Ladies and Gentlemen:

Please find the responses of National Retail Properties, Inc. (the “Company”) to your letter dated September 27, 2010, providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) and Proxy Statement on Schedule 14A filed on March 31, 2010 (the “Proxy Statement”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Proxy Statement on Schedule 14A, filed March 31, 2010

Compensation Discussion and Analysis, page 12

1.	We note your response to comment 9 in our letter dated August 23, 2010. Please further expand your CD&A disclosure to more fully describe the compensation decisions and policies made with respect for each executive officer. For example, you state that the 2009 Review indicated that base salaries for executive officers was below the peer group median, however, you only raised the base salaries for Messrs. Bayer and Tessitore. Please explain why you decided to raise the base salaries for some executive officers, but not for others. With respect to bonus awards, you indicate that the compensation committee takes into account the recommendations of your CEO, please disclose the recommendations that your CEO made with respect to the other executive officers. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

In future filings, the Company will include disclosure consistent with the following in the appropriate sections of the Compensation Discussion and Analysis, adjusted to explain the specific reasons for each named executive officer’s compensation:

Base Salary: “The Compensation Committee sets and adjusts the base salary for our named executive officers based on the qualifications and experience, scope of responsibilities and past performance of each named executive officer, the practices of and salaries awarded by our peer group, and any other factor the Compensation Committee deems appropriate in setting each named executive officer’s base salary. The 2009 Review indicated base salaries for all executive officers were below the peer group median base salaries. Based on these criteria, base salaries for Messrs. Macnab, Whitehurst and Habicht in 2009 were unchanged from 2008 levels. Base salaries for Messrs. Bayer and Tessitore, whose base salaries were further below the peer group median than the base salaries for the other executive officers, were increased 10.3% to bring them into a more competitive position to that of our peer group. Despite being below the Company’s peer group median, base salaries were not increased for all executive officers because the Committee thought raises for all executive officers were inappropriate during such an unstable economic environment. As the financial market and economy appear to have stabilized, the Committee intends to increase base salaries of all executive officers over the next three years in order to make the base salaries more comparable to the median base salaries of the Company’s peer group.”

Bonus Awards: “In response to the unstable economic environment in 2008 and 2009, and given the Company’s more defensive business strategy for 2009, in February 2009, the Committee approved a non-equity incentive compensation plan (the “Bonus Plan”) for executive officers which was more qualitatively driven and included broad corporate level profitability, balance sheet preservation, and total shareholder return objectives as well as the performance goals of the executive officers. The overall goal of the Bonus Plan was to reward the executives for positioning the Company to capitalize on opportunities when the economy normalized. In February 2010, the Committee met to consider awards to executive officers under the Bonus Plan. In assessing each named executive officer’s performance for 2009, the Committee completed a subjective evaluation of the overall achievement of the performance goals of each named executive officer. The Committee considered the following personal goals for each named executive officer: (i) reducing general and administrative expenses and evaluating potential consolidation and joint venture opportunities for Mr. Macnab; (ii) managing tenant relationships in order to put the Company in a position for potential acquisition opportunities for Mr. Whitehurst; (iii) renewing the Company’s bank credit facility for Mr. Habicht; (iv) maintaining tenant occupancy levels with effective lease renewals and vacancy re-leasing for Mr. Bayer; and (v) overseeing lease workouts and other lease negotiations for Mr. Tessitore. The Committee did not place any particular emphasis on any specific personal goal or objectively measure achievement of each of the personal goals. In its subjective evaluation, the Committee assessed the performance of each executive officer in meeting his responsibilities and personal goals and considered the recommendations of the Company’s Chief Executive Officer with respect to executive officers other than the Chief Executive Officer. The Committee also completed a subjective evaluation of corporate level profitability, balance sheet preservation and total shareholder return. The Committee considered the following corporate goals: (a) generating FFO per share, excluding impairments, of $1.65 to $1.75 per share; (b) maintaining the debt to assets leverage ratio below 45%; (c) sustaining five year total shareholder returns in the top 50% of all equity REITs; and (d) positioning the Company to be in an effective position once the economy and capital markets improve. The Committee did not place any particular emphasis on any specific corporate level factor or objectively measure each of the corporate level factors. In its subjective evaluation, the Committee assessed the performance of the Company and noted that, compared to the Company’s peer group, absolute and relative total shareholder returns were strong and debt leverage was low. Based on (1) the Committee’s determination that the corporate level objectives were met, (2) a review of Mr. Macnab’s performance in 2009, which was deemed by the Committee to be excellent given the Company’s performance during such a tough economic environment, and (3) a report from Mr. Macnab on the performance of the other executive officers in 2009 in which he recommended full bonuses be awarded to Messrs. Whitehurst, Habicht, Bayer and Tessitore based on their excellent performance, the Committee approved a cash bonus to Messrs. Macnab, Whitehurst, Habicht, Bayer, and Tessitore equal to 100% of each officer’s base salary in 2009.”

2.	Refer to the comment above. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Your response also indicates that you do not believe that the personal goals assigned to each officer with respect to bonus awards are material, but you have not provided us with a complete analysis as to why it is appropriate to omit the disclosure of personal goals in accordance with Instruction 4 to Item 402(b). Please provide us with the disclosure pursuant to Instruction 4 with respect to personal goals.

Response:

The Company refers the Staff to the response to and the sample disclosure provided under Comment 1 in which each named executive officer’s personal goals are disclosed.

3.	Refer to the prior two comments. We also note your disclosure that the compensation committee performed a “subjective evaluation of corporate level profitability, balance sheet preservation and total shareholder return” in making bonus awards. We do not fully understand how these factors were taken into consideration by the compensation committee in light of your disclosure. Please clarify and elaborate on the subjective nature of the compensation committee’s evaluation.

Response:

The Company refers the Staff to the response to and sample disclosure provided under Comment 1 in which the Company provides additional disclosure with respect to the Compensation Committee’s subjective evaluation of corporate level profitability, balance sheet preservation and total shareholder return in making bonus awards and elaborates on the subjective nature of such evaluation.

4.

We note your response to comment 10 in our letter dated August 23, 2010. We note that you generally target base salary and total compensation to the 50th percentile. Please note that your disclosure should also include a discussion of where actual payments fell. As noted above, you state that base salary was below the median, but you have not disclosed where your total compensation fell. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

In future filings, the Company will include disclosure under “—2009 Executive Compensation Components and How They Relate to Our Objectives” consistent with the following, adjusted for the applicable circumstances:

“In 2009, the Committee undertook an extensive review of the compensation of our executive officers as compared to the compensation of executive officers of companies in our peer group (the “2009 Review”). In connection with the 2009 Review, the Committee, with the assistance of Mercer LLC, an independent compensation consultant (“Mercer”), determined that our peer group included Acadia Realty Trust, Cedar Shopping Centers, Corporate Office Properties, Digital Realty Trust, Entertainment Properties Trust, Equity One, Inc., Federal Realty Investment Trust, Highwoods Properties, Realty Income Corporation,

Regency Centers Corporation, Tanger Factory Outlet Centers, UDR, Inc., and Weingarten Realty Investment Trust. The Committee was provided with a detailed analysis of the compensation of our executive officers as compared to the executive officers of companies in our peer group, with the overall strategy of benchmarking base salary comparable to the peer group. For the fiscal year ended December 31, 2009, base salary, non-equity incentive compensation (in the form of a cash bonus) and equity incentive compensation (in the form of restricted stock) were the principal components of compensation for the named executive officers. Executives also receive certain benefits and other perquisites.

The Compensation Committee benchmarked base salary and total compensation against our peer group, generally targeting the 50th percentile (median) of the compensation of our peer group. We believe that this compensation, benchmarked against our peer group, provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value, and encourages executive recruitment and retention. As noted below, base salaries for each of our executive officers was below our peer group median. Cash compensation for each of our executive officers comprised of base salary and cash bonus was also below our peer group median. Total compensation for our executive officers, including base salary, cash bonus and equity incentive awards, ranged from 95% to 116% of our peer group median with the total weighted average equal to 100% of our peer group median.”

5.	We note your response to comment 11 in our letter dated August 23, 2010. The reasons that you list as to why the disclosure of performance targets would cause you competitive harm appear to be more focused on the disclosure of future performance targets. Please note that we are not asking for the disclosure of future targets, but rather historical disclosure of performance targets used to determine compensation for the prior year. Therefore, we are unable to agree with your analysis that the disclosure of such targets would cause you competitive harm based on the analysis provided. A company that wishes to omit performance targets under Instruction 4 must provide the full analysis that would be expected in a request for confidential treatment under Rule 24b-2. In this regard, we direct your attention to Staff Legal Bulletin No. 1.

Response:

The following corporate performance goals were considered as part of the Committee’s subjective evaluation in determining cash bonuses and restricted stock awards for our named executive officers: (a) generating FFO per share, excluding impairments, of $1.65 to $1.75 per share; (b) maintaining the debt to assets leverage ratio below 45%; and (c) sustaining five year total shareholder returns in the top 50% of all equity REITs. Each of the foregoing performance targets was met in 2009.

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.

Thank you for your consideration in these matters.

Sincerely,

/s/ Kevin B. Habicht

Kevin B. Habicht

Executive Vice President, Chief Financial Officer,

Treasurer and Assistant Secretary

National Retail Properties, Inc.

cc: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP

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